

June 9, 2014

Via E-Mail
Faiza J. Saeed
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eight Avenue
New York, New York 10019

  Re: Chelsea Therapeutics International, Ltd.
    Schedule TO-T/A filed June 6, 2014
    Schedule TO-T filed May 23, 2014
    Filed by H. Lundbeck A/S and Charlie Acquisitions Corp.
    File No. 5-81457

Dear Ms. Saeed:

  The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above filing concerning the matters identified in our comments below. Unless otherwise noted, all defined terms used in this letter have the same meaning as in your offer materials.

  In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filing, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO –Exhibit (a)(1)(A) - Offer to Purchase

General

1. Please advise how you are complying with the prompt payment requirements of Rule 14e-1(c) in connection with the issuance of the CVRs. In this regard, tell us whether, under state law, the rights that tendering security holders receive are considered enforceable as of the close of the tender offer.

Faiza J. Saeed, Esq.
Cravath, Swaine & Moore LLP
June 9, 2014
Page 2

<u>Do you have the financial resources to make payment and is your financial condition relevant to my decision to tender any Shares in the Offer?, page iv</u>

2. Since you take the position that the bidder's financial condition is not material in the context of this offer, disclose that H. Lundbeck's financial condition could deteriorate such that it would not have the necessary cash or cash equivalents to make the required payments in connection with the CVRs. Note that the holders of CVRs would effectively be subordinated in right of payment to all of the bidder's secured obligations to the extent of the collateral securing such obligations, and that the CVRs would also be effectively subordinated to all existing and future indebtedness, claims of holders of capital stock and other liabilities, including trade payables, of the bidder's subsidiaries. Finally, discuss the possible effect of a bankruptcy filing on the CVR payment obligations.

<u>Certain Conditions of the Offer, page 35</u>

3. Refer to the last sentence in this section on page 37. You state that the failure to exercise any of the foregoing "rights" (i.e., listed offer conditions) will not be a waiver of such rights "which may be asserted at any time and from time to time." If any of the listed events "triggers" an offer condition while the offer is pending, the bidders must at that time determine whether to assert the condition and terminate the offer or waive it and proceed. The bidders may not wait until the expiration of the offer to assert an offer condition triggered earlier in the offer. Please revise your disclosure accordingly.

<u>Closing Information</u>

Please amend the filing in response to these comments. We may have further comments upon receipt of your additional filing(s); therefore, please allow adequate time for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. Please transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the filing persons acknowledging that:

- They are responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions